EMAIL: AWARD@OLSHANLAW.COM DIRECT DIAL: 212.451.2368 February 25, 2026 VIA EMAIL Richard Brand White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Re: Braemar Hotels & Resorts, Inc. (the “Company”) Dear Richard: We write on behalf of Babak (Bob) Ghassemieh regarding the Company’s disclosure under Item 5.02 of its Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 25, 2026. In addition to the objections to the Company’s assertions that we expressed in our February 23, 2026 letter, we note the following point of clarification and disagreement with the Company. The fact that Mr. Ghassemieh was not a member of any standing committee of the Company’s board of directors (the “Board”) or the Special Committee formed to explore strategic alternatives was not by choice. Mr. Ghassemieh made multiple requests to be appointed to a standing committee or the Special Committee, but the Board refused to appoint him to any committee. We further note that Mr. Ghassemieh requested but was not invited to attend any meetings of the committees of the Board as an observer. Mr. Ghassemieh believes that this was in conflict with the meeting attendance policy in the Company’s Corporate Governance Guidelines. Sincerely, Adrienne M. Ward Cc: Glenn M. Kurtz, Esq. Andrew Freedman, Esq. Lori Marks-Esterman, Esq. Dorothy Sluszka, Esq. Bob Ghassemieh